SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, DC  20549



                         _________________________



                                 FORM 11-K



                               Annual Report
                     Pursuant to section 15(D) of the
                      securities exchange act of 1934






(Mark One):

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 1998

                                    or

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from ______ to ______

               Commission File Number 0-145550

A. Full title of the plan and address of the plan, if different from that of the issuer named below: New England Community Bancorp, Inc. 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: New England Community Bancorp, Inc., 176 Broad Street, P.O. Box 130, Windsor, CT 06095

                    NEW ENGLAND COMMUNITY BANCORP, INC.


                     FINANCIAL STATEMENTS AND EXHIBITS


                             TABLE OF CONTENTS


                                                                       PAGE

(A)  FINANCIAL STATEMENTS

     INDEPENDENT AUDITORS' REPORT ......................................3

     STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS.....................4

     STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
        PARTICIPANT DIRECTED FOR THE YEAR ENDED DECEMBER 31, 1998 ......5

     NOTES TO FINANCIAL STATEMENTS FOR THE YEAR ENDED
        DECEMBER 31, 1998 ..............................................6

     LINE ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
        AS OF DECEMBER 31, 1998........................................11

     LINE ITEM 27D - SCHEDULE OF REPORTABLE TRANSACTIONS FOR THE
        YEAR ENDED DECEMBER 31, 1998...................................11

(B)  EXHIBITS

     EXHIBIT NO. 23 - CONSENT OF SHATSWELL, MACLEOD & COMPANY, P.C.

                    SHATSWELL, MACLEOD & COMPANY, P.C.
                       CERTIFIED PUBLIC ACCOUNTANTS

                              83 PINE STREET
                  WEST PEABODY, MASSACHUSETTS  01960-3635
                         TELEPHONE (978) 535-0206
                         FACSIMILE (978) 535-9908

TO THE BOARD OF TRUSTEES OF
NEW ENGLAND COMMUNITY BANCORP, INC.
401(K) PLAN

                       INDEPENDENT AUDITORS' REPORT

We are engaged to audit the statements of net assets available for benefits of the New England Community Bancorp, Inc. 401(k) Plan as of December 31, 1998 and 1997, the statement of changes in net assets available for benefits for the year ended December 31, 1998 and the supplemental schedules as of December 31, 1998 and for the year then ended. These financial statements and schedules are the responsibility of the Plan's management.

As permitted by 29 CFR 2520.103-8 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, the plan administrator instructed us not to perform, and we did not perform, any auditing procedures with respect to the information summarized in Note 5, which was certified by the Principal Mutual Life Insurance Company, the custodian of the Plan as of December 31, 1998, except for comparing such information with the related information included in the financial statements and supplemental schedules. We have been informed by the plan administrator that the custodian holds the Plan's investment assets and executes investment transactions. The plan administrator has obtained a certification from the custodian, as of December 31, 1998 and 1997 and for the year ended December 31, 1998, that the information provided to the plan administrator by the custodian is complete and accurate.

Because of the significance of the information that we did not audit, as discussed in the preceding paragraph, we are unable to express, and do not express, an opinion on the accompanying financial statements and supplemental schedules, as of December 31, 1998 and 1997 and the year ended December 31, 1998, taken as a whole. The form and content of the information included in the financial statements and supplemental schedules, other than that derived from the information certified by the custodian, have been audited by us in accordance with generally accepted auditing standards and, in our opinion, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

                              SHATSWELL, MacLEOD & COMPANY, P.C.

West Peabody, Massachusetts
August 18, 1999

                    NEW ENGLAND COMMUNITY BANCORP, INC.
                                401(K) PLAN


              STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                                                           DECEMBER 31,
                                                         1998       1997
ASSETS:
Investment contract with the Principal Mutual Life
Insurance
  Company at fair value:
     Guaranteed Interest Accounts (Note 4)            $  303,431 $  239,173
     Pooled Separate accounts
        Money Market Account                             167,530    236,338
        Government Securities Account                     87,640     54,416
        Bond & Mortgage Account                          150,565     80,408
        Bond Emphasis Balanced Account                   150,225     64,944
        Stock Emphasis Balanced Account                  206,022    148,759
        Stock Index 500 Account                          556,842    322,237
        U.S. Stock Account                               353,562    256,472
        Medium Company Value Account                     231,666    149,228
        Medium Company Blend Account                     206,387    124,429
        Small Company Blend Account                      303,880    218,791
        International Stock Account                      205,010    126,959
        Real Estate Account                               41,637      7,054
        Participant Loans                                 22,106     22,283
     Other assets                                            175
                                                       ---------  ---------
           TOTAL ASSETS                                2,986,678  2,051,491
                                                       ---------  ---------
LIABILITIES:
Other Liabilities                                          5,487
                                                       ---------  ---------
           TOTAL LIABILITIES                               5,487
                                                       ---------  ---------
NET ASSETS AVAILABLE FOR BENEFITS                     $2,981,191 $2,051,491
                                                       =========  =========




The accompanying notes are an integral part of these financial statements.

                      NEW ENGLAND COMMUNITY BANCORP, INC.
                                  401(k) PLAN

           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
           PARTICIPANT DIRECTED FOR THE YEAR ENDED DECEMBER 31, 1998

                                                                      Bond     Stock    Stock
                              Guaranteed Money    Government Bond &   Emphasis Emphasis Index    U.S.
                              Interest   Market   Securities Mortgage Balanced Balanced 500      Stock
                              Accounts   Account  Account    Account  Account  Account  Account  Account
                              --------   -------  -------    -------  -------  -------  -------  -------
ADDITIONS TO NET ASSETS
  Net investment earnings      $  13,762 $ 12,663   $  5,023 $  5,975 $ 10,484 $ 21,767 $109,212 $ 44,312
  Contributions:
    Employer                      19,602   13,826      9,800   11,064   11,150   15,904   37,980   23,132
    Participants                  46,123   23,698     16,139   21,106   23,352   25,024   80,167   41,506
    Rollovers                     24,606      311      5,346    1,842    4,385    1,248    4,395    3,483
  Transfer (Note 2)               69,313   70,035      5,836      171   14,123   25,759   51,862   51,723
                                 -------  -------    -------  -------  -------  -------  -------  -------
TOTAL ADDITIONS                  173,406  120,533     42,144   40,158   63,494   89,702  283,616  164,156
                                 -------  -------    -------  -------  -------  -------  -------  -------
DEDUCTIONS FROM NET ASSETS
  Benefits to participants        57,633  146,396      8,108   11,332   16,738   41,694   65,044   43,672
  Refunds                                                         133                                 169
  Administrative                     150      361         16       38       20       74       67       81
  expenses/fees
                                 -------  -------    -------  -------  -------  -------  -------  -------
TOTAL DEDUCTIONS                  57,783  146,757      8,124   11,503   16,758   41,768   65,111   43,922
                                 -------  -------    -------  -------  -------  -------  -------  -------
Net increase (decrease) prior
to             transfers and     115,623 (26,224)     34,020   28,655   46,736   47,934  218,505  120,234
loans
Interfund transfers              (52,222) (42,432)      (796)  40,961   38,672    8,861   15,468  (17,542)
Net change in loans to               857     (152)                541     (127)     468      632   (5,602)
                                 -------  -------    -------  -------  -------  -------  -------  -------
participants
NET INCREASE (DECREASE)           64,258  (68,808)    33,224   70,157   85,281   57,263  234,605   97,090
  Net assets available for
  benefits:
    Beginning of year            239,173  236,338     54,416   80,408   64,944  148,759  322,237  256,472
                                 -------  -------    -------  -------  -------  -------  -------  -------
    End of year                $ 303,431 $167,530   $ 87,640 $150,565 $150,225 $206,022 $556,842 $353,562
                                 -------  -------    -------  -------  -------  -------  -------  -------

                      NEW ENGLAND COMMUNITY BANCORP, INC.
                                  401(k) PLAN

           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
           PARTICIPANT DIRECTED FOR THE YEAR ENDED DECEMBER 31, 1998

                        Medium   Medium   Small
                        Company  Company  Company   International Real
                        Value    Blend    Blend     Stock         Estate  Participant
                        Account  Account  Account   Account       Account Loans     Other    Total
                        -------  -------  -------   -------       ------- -----     -----    -----
ADDITIONS TO NET ASSETS
  Net investment        $  5,468 $ 14,340  $(18,288)    $  15,734 $  2,790 $  1,834 $          $ 245,076
  earnings
  Contributions:
    Employer              22,008   17,326    35,771        22,329    2,958                       242,850
    Participants          36,005   31,009    58,616        32,574    5,485                       440,804
    Rollovers                268    1,472     4,910           804      536                        53,606
  Transfer (Note 2)       30,717   26,049    46,449        23,426    5,631    1,033              422,127
                         -------  -------   -------       -------  -------  -------  -------   ---------
TOTAL ADDITIONS           94,466   90,196   127,458       94,867    17,400    2,867            1,404,463
                         -------  -------   -------       -------  -------  -------  -------   ---------
DEDUCTIONS FROM NET
ASSETS
  Benefits to             16,290    7,405    27,049        22,371    1,639    2,624              467,995
  participants
  Refunds                                                                              5,487       5,789
  Administrative              23       19        52           61        17                           979
                         -------  -------   -------       -------  -------  -------  -------   ---------
  expenses/fees
TOTAL DEDUCTIONS          16,313    7,424    27,101       22,432     1,656    2,624    5,487     474,763
                         -------  -------   -------       -------  -------  -------  -------   ---------
Net increase (decrease)
prior to                  78,153   82,772   100,357        72,435   15,744      243   (5,487)    929,700
transfers and loans
Interfund transfers        4,285   (2,080)  (15,930)       3,589    19,166
Net change in loans to              1,266       662        2,027      (327)    (420)     175
                         -------  -------   -------       -------  -------  -------  -------   ---------
participants
NET INCREASE (DECREASE)   82,438   81,958    85,089        78,051   34,583     (177)  (5,312)    929,700
  Net assets available
  for benefits:
    Beginning of year    149,228 $124,429   218,791       126,959    7,054   22,283            2,051,491
                         -------  -------   -------       -------  -------  -------  -------   ---------
    End of year         $231,666 $206,387  $303,880      $205,010  $41,637  $22,106  $(5,312) $2,981,191
                         -------  -------   -------       -------  -------  -------  -------   ---------


  The accompanying notes are an integral part of these financial statements.

                    NEW ENGLAND COMMUNITY BANCORP, INC.
                                401(k) PLAN

                       NOTES TO FINANCIAL STATEMENTS
                   FOR THE YEAR ENDED DECEMBER 31, 1998

1.   DESCRIPTION OF PLAN AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The New England Community Bancorp, Inc. 401(k) Plan (Plan) is a defined contribution plan that is available to all employees of New England Community Bancorp, Inc. who have one year of entry service and are age twenty-one or older. The plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The plan administrator is New England Community Bancorp, Inc. (Company).

     METHOD OF ACCOUNTING - The financial statements of the Plan have been prepared on the accrual basis of accounting.

     PARTICIPANT ACCOUNT - Each participant's account is credited with the participant's contribution, a proportionate allocation of any Company contribution and plan earnings. Participants may contribute up to 15 percent of their earnings.

     EMPLOYER CONTRIBUTIONS - The Company matches employee contributions to the Plan on the following basis: 100% of the first 3% of employee contributions and 50% of the next 2%.

     VESTING - Both employee and Company matches immediately vest in the Plan. Additionally, funds which were not previously vested in the Money Purchase Pension Plan vested with the transfer into the Plan.

     PAYMENT OF BENEFITS - Upon termination of employment, the amounts payable to a participant that are $3,500 or less will be distributed in a lump sum payment. Benefits payable that exceed $3,500 can be distributed in a lump sum or at the option of the participant can be used to purchase an immediate or deferred annuity, remain in this plan or be rolled over into another qualified plan.

     INVESTMENTS - As described in Note 3, Principal Mutual Life Insurance Company (Principal Mutual) provides numerous investment accounts and owns all of the assets in the pooled investment accounts. Participants are allowed to select their own investments from among these investment choices and can change their investment elections daily.

     ADMINISTRATIVE EXPENSES - Transaction costs are paid out of the assets of the Plan. Administrative expenses of the Plan are paid by the Company.

     INCOME TAX STATUS - The Plan obtained its latest determination letter in May 1997, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code, and that the plan was qualified and the related trust was tax exempt as of the date of the financial statements.

     PARTICIPANT LOANS - Loans made to Plan members are made according to specific loan provisions in the Plan. When a member takes a loan from the assets of the plan, the loan is an asset of the Plan (held by the trustee of the Plan). The trustee holds the executed note and pledge of security. When loan payments are made, the amount "transfers" from the member's loan account into the contract using the current investment direction.

2.   MERGER

     On August 14, 1998 the Bank of South Windsor was acquired by New England Bank & Trust Company, a subsidiary of New England Community Bancorp, Inc. Effective as of the date of the acquisition the Bank of South Windsor 401(k) Retirement Plan (BSW Plan) was merged into the Plan. The Plan was amended to provide that the merger of these plans occur on August 14, 1998 and that all benefits under the Plan be equal to the benefits in the pre-merger BSW Plan. As of a result of this merger, fifty BSW Plan participants transferred 401(k) accounts totalling $422,127 as of October 20, 1998 into the Plan.

3.   INVESTMENTS

     GENERAL FUND ACCOUNT - Principal Mutual's Guaranteed Interest Accounts provide a guaranteed interest rate for a specified period of time as determined, or allowed, by the Plan. The rate credited is the rate in effect on the day when each deposit is directed to the Account. To simplify reporting to Plan members, all rates credited during the 12-month "deposit year" are averaged into a single composite rate.

     The Guaranteed Interest Accounts are a part of Principal Mutual General Account. The underlying assets in the General Account are invested mostly in private placement bonds, commercial mortgages, and mortgage-backed securities.

     To comply with SOP 94-4 the General Fund Account is reported at fair value. The fair value of the account is the value paid any time funds are withdrawn prior to their maturity and reflects the surrender charge, if applicable according to the terms of the contract.

     POOLED SEPARATE ACCOUNTS - The value of each Separate Account (Account) is determined at the close of each business day based on fair value. The value of the Account is expressed in "units". The "unit value" is the dollar value of one unit and is determined at the close of each business day by dividing the value of the entire Account by the total number of units in the Account.

     Contributions to the Account increase the number of units.
     Withdrawals from the Account decrease the number of units. The increase or decrease in number of units is determined by dividing the amount of the contribution or withdrawal by the unit value for the day the transaction is made. The value of a participant's account on any date is determined by multiplying the number of units held by the unit value at the close of business day. Since these Accounts are separate accounts (not part of the General Account), realized and unrealized gains and losses from the assets in the Accounts are credited to or charged against the Account without regard to other income, gains or losses of Principal Mutual Life Insurance Company.

        MONEY MARKET ACCOUNT. The Money Market Account is a pooled investment account which invests in money market instruments.

        GOVERNMENT SECURITIES ACCOUNT. The Government Securities Account is a pooled investment account invested in obligations issued or guaranteed by the U.S. Government or its agencies.

        BOND & MORTGAGE ACCOUNT. The Bond & Mortgage Account is a pooled investment account invested in loans to companies, most of which are bonds and commercial mortgages with five to ten year maturities.

        BOND EMPHASIS BALANCED ACCOUNT. The Bond Emphasis Balanced Account is a pooled investment account invested in other separate accounts of Principal Mutual Life Insurance Company, weighted toward fixed income accounts.

        STOCK EMPHASIS BALANCED ACCOUNT. The Stock Emphasis Account is a pooled investment account invested in other separate accounts of Principal Mutual Life Insurance Company, weighted toward equity accounts.

        STOCK INDEX 500 ACCOUNT. The Stock Index 500 Account is a pooled investment account invested primarily in common stocks of those firms included in the Standard & Poor's 500 Stock Index.

        U.S. STOCK ACCOUNT. The U.S. Stock Account is a pooled investment account invested primarily in common stocks of U.S. securities.

        MEDIUM COMPANY VALUE ACCOUNT. The Medium Company Value Account is a pooled investment account invested in common stocks of medium sized companies that are undervalued at the time of purchase and whose earnings are expected to grow at above average rates.

        MEDIUM COMPANY BLEND ACCOUNT. The Medium Company Blend Account is a pooled investment account invested in common stocks of medium sized companies including both growth and value stocks.

        SMALL COMPANY BLEND ACCOUNT. The Small Company Blend Account is a pooled investment account invested in common stocks of small companies whose long term earnings are expected to grow at above average rates

        INTERNATIONAL STOCK ACCOUNT. The International Stock Account is a pooled investment account invested primarily in common stocks of corporations located outside the United States, mainly in Western Europe and Asia. The account may also occasionally invest in preferred stocks or convertible bonds of these corporations. Account assets may also be invested in U.S. or non-U.S. securities other than stocks or retained in cash.

        REAL ESTATE ACCOUNT. The Real Estate Account is a pooled investment account invested in developed, rent-producing properties such as warehouses, office buildings and retail properties.

4.   GUARANTEED INTEREST ACCOUNTS

     The Guaranteed Interest Accounts are investments in Principal Mutual Life Insurance Company under Annuity Contract 4-0129.5. The accounts are reported at fair value as follows at December 31, 1998:

                                               Weighted
            December 31  Contract    Fair       Average
      Term   Maturity     Value     Value    Interest Rate
      ----   --------     -----     -----    --------------
     2 Year   1998     $  10,548   $ 10,548       5.24%
     3 Year   1998        18,941     18,941       5.80
     5 Year   1998         3,618      3,618       6.91
     2 Year   1999        42,079     41,897       3.96
     3 Year   1999        17,421     17,421       5.73
     5 Year   1999         3,495      3,495       6.52
     3 Year   2000        28,132     28,123       4.87
     5 Year   2000        81,551     81,551       6.10
     5 Year   2001        32,081     32,081       5.94
     5 Year   2002        65,763     65,756       5.01
                         -------    -------
                        $303,629   $303,431       5.38
                         =======    =======

5.   INFORMATION CERTIFIED BY THE CUSTODIAN

     The financial statements and supplemental schedules as of December 31, 1998 and the year then ended have been prepared using certain unaudited information which was provided to the Company and was certified as being complete and accurate by the custodian, Principal Mutual Life Insurance Company.

     The following is a summary of the information in the Plan's financial statements and supplemental schedules that was prepared by the Plan's custodian and furnished to the Plan administrator:

     Total assets at fair value as of December 31, 1998   $2,986,678
                                                           =========

                                                           Year Ended
                                                        December 31, 1998
                                                        -----------------
     Contributions received (cash basis)                 $   737,260
     Net investment earnings                                 245,076
     Benefit payments to participants                        467,995


6.   SUBSEQUENT EVENTS

     On January 1, 1999 the Plan was restated to provide for the mergers of the Community Savings Bank 401(k) Plan and the Olde Port Bank & Trust 401(k) Plan into the Plan. The Plan was amended to include Community Savings Bank (renamed Community Bank) and Olde Port Bank & Trust as participating employers effective January 1, 1999. Community Bank and Olde Port Bank & Trust are wholly-owned subsidiaries of New England Community Bancorp, Inc.

     On June 30, 1999 Webster Financial Corporation announced that it has reached a definitive agreement to acquire New England Community Bancorp, Inc. The definitive agreement is subject to approval by regulatory authorities and New England Community Bancorp, Inc. shareholders, and may require approval by Webster Financial Corporation shareholders.

                    NEW ENGLAND COMMUNITY BANCORP, INC.
                                401(k) PLAN
                    EMPLOYEE IDENTIFICATION #06-1116165
                                 PLAN #001
                          SUPPLEMENTAL SCHEDULES

LINE ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AS OF DECEMBER 31, 1998


IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY   COST   FAIR VALUE
-----------------------------------------------------   ----   ----------
Investment in Guaranteed Interest Accounts            $303,629  $303,431
Investment in Money Market Account                     162,314   167,530
Investment in Government Securities Account             78,816    87,640
Investment in Bond & Mortgage Account                  141,299   150,565
Investment in Bond Emphasis Balanced Account           135,033   150,225
Investment in Stock Emphasis Balanced Account          166,377   206,022
Investment in Stock Index 500 Account                  392,577   556,842
Investment in U.S. Stock Account                       273,118   353,562
Investment in Medium Company Value Account             195,231   231,666
Investment in Medium Company Blend Account             173,556   206,387
Investment in Small Company Blend Account              289,700   303,880
Investment in International Stock Account              176,499   205,010
Investment in Real Estate Account                       38,078    41,637
Investment in Participant Loans                         22,106    22,106

LINE ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS FOR THE YEAR ENDED DECEMBER 31, 1998

                                                TOTAL     TOTAL     NET
                                              VALUE OF    VALUE    GAIN
DESCRIPTION OF ASSETS                         PURCHASES OF SALES ON SALES
                                              --------- -------- --------
Investment in Guaranteed Interest Accounts     $179,087 $128,484 $
Investment in Money Market Account              564,443  645,915   22,459
Investment in Government Securities Account      37,826    9,625
Investment in Bond & Mortgage Account           101,146   36,964    3,161
Investment in Bond Emphasis Balanced Account     95,804   21,007    2,291
Investment in Stock Emphasis Balanced Account    82,228   46,731    9,273
Investment in Medium Company Blend Account       87,984   20,366    3,405
Investment in Medium Company Value Account      125,961   48,990    5,007
Investment in Stock Index 500 Account           261,864  136,471   32,591
Investment in U.S. Stock Account                140,952   88,177   21,581
Investment in International Stock Account       105,640   43,323    7,391
Investment in Small Company Blend Account       169,368   65,990      609
Investment in Real Estate Account                34,461    2,668

                                SIGNATURES


     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the New England Community Bancorp, Inc. 401(k) Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                          New England Community Bancorp, Inc.
                                      401(k) Plan


                                       /s/ Anson C. Hall
                                       By: Anson C. Hall
                                           Chief Financial Officer
Date:  November 30, 1999

                              EXHIBITS INDEX




     Exhibit Number

     Exhibit No. 23      Consent of Shatswell, MacLeod & Company, P.C.